TASEKO MINES LIMITED QUARTERLY REPORT MARCH 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Taseko Mines Limited ("Taseko" or the "Company") is a mineral exploration and mining company with three projects located in British Columbia, Canada. These are the Gibraltar copper mine and two advanced exploration stage projects: the Prosperity gold-copper project and the Harmony gold project. The Company is currently focussing its activities on the Gibraltar project.

The Gibraltar mine is a 35,000 tonnes per day mine and mill facility, which has had a successful 27-year operating history, and has been maintained on "care and maintenance" awaiting higher copper prices. On March 25, 2004, the Company announced that it expects to resume operations at Gibraltar in the summer of 2004, with copper concentrate shipments to customers commencing by October. In preparation, Taseko, in concert with a potential joint venture partner, is currently finalizing negotiations for equipment purchases and contracts, including:

  major mining equipment, in particular a new mining shovel that is critical for production planning, has been secured for delivery, ex-factory, in mid June;

  purchase and treatment terms for mine concentrates have been agreed to by a major buyer, and detailed contract documents are being finalized;

  operating and manpower alternatives are being considered and assessed for direct and/or joint venture operations; and

  transportation and materials handling arrangements for port and rail are well advanced, and within necessary lead times.

A 12-year mine plan is being used as the basis for re-start studies. The plan would be to mine 148 million tonnes over 12 years to produce an average of 70 million pounds of copper and 980,000 pounds of molybdenum per year in concentrate plus additional cathode copper from the 10 million pound per year solvent extraction electro-winning plant.

As part of the planning for possible re-start, Roscoe Postle is completing a review and update of the estimate that will be included in a NI43-101 compliant technical report.

Other Properties

In December 2003, Taseko entered into a Farmout Agreement (the "Agreement") with Northern Dynasty Minerals Ltd. (“Northern Dynasty”) and Rockwell Ventures Inc. (“Rockwell”), each public companies with certain directors in common with the Company. Under the terms of the Agreement, Northern Dynasty and Rockwell were granted rights to earn joint venture working interests, subject to a maximum of $650,000 for Northern Dynasty and $200,000 for Rockwell, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after Northern Dynasty and Rockwell have earned their working interests, Taseko has the right to purchase their interests at 110% in cash or in common shares of the Company (at Taseko's option). If Taseko elects to issue common shares, the common shares to be issued upon exercise will be valued at the weighted average ten-day trading price as traded on the TSX Venture Exchange. During the year ended December 31, 2003, Northern Dynasty had earned an interest in these properties to the extent of $650,000 and Rockwell to the extent of $200,000. In the first quarter of fiscal 2004, Taseko exercised its right to purchase these interests by issuing 335,125 common shares. These issuances are subject to regulatory approvals.

Market Trends

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend has continued in 2004, with the gold price averaging approximately US$402/oz in the year to date. The

TASEKO MINES LIMITED QUARTERLY REPORT MARCH 31, 2004

copper price also increased in 2003, averaging US$0.81/lb for the year. The copper price has averaged approximately US$1.26/lb in the first five months of 2004.

Financial Position

The financial statements of Taseko Mines Limited are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of Taseko, its wholly-owned subsidiary, Gibraltar Mines Ltd. (“Gibraltar”), its 70% owned subsidiary, Cuisson Lake Mines Ltd. and its interest in the Gibraltar Reclamation Trust Limited Partnership (“GRT Partnership”). All material intercompany accounts and transactions have been eliminated.

As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million debenture is classified as equity rather than as a liability on the Company's balance sheet.

Reclamation deposits totaling $17.4 million including interest, are to be used at a later date for reclamation purposes at Gibraltar, Prosperity and Harmony.

The reclamation liability of $32.7 million is secured by reclamation deposits and plant and equipment. The $26.6 million liability shown as tracking preferred shares of subsidiary, Gibraltar, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project from Misty Mountain Gold Limited (subsequently renamed Continental Minerals Corporation). The tracking preferred shares are designed to track and capture the value of the Harmony gold property and will be convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony gold property. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity on the balance sheet.

In December 2002, the Company renounced approximately $2.3 million in Canadian exploration expenditures (“CEE”) to flow-through investors. Accordingly, the Company was required to spend $2.3 million on qualified CEE by December 31, 2003. The Company completed the required expenditures by December 31, 2003.

At March 31, 2004, Taseko had working capital of $29.8 million, as compared to $8.6 million at the end of the previous quarter, and $1.0 million at the end of the same period in 2003. The increase was a result of several financings during the period. These included:

(i)
3,900,000 units (each unit consisting of one common share and one common share purchase warrant exercisable at $2.25 for a two year period) were issued at $2.00 per unit for gross proceeds of $7.8 million;

(ii)	2,289,000 options were exercised for gross proceeds of $1.15 million; and

(iii)
7,967,742 shares were issued in exchange for all of the units of the GRT Partnership, allowing Taseko to access funds previously held by the Government of British Columbia as security for reclamation obligations in the amount of $16.7 million.

The Company had 83,442,662 common shares outstanding at March 31, 2004.

TASEKO MINES LIMITED QUARTERLY REPORT MARCH 31, 2004

Subsequent Events

Subsequent to March 31, 2004, 404,000 options and 215,000 warrants were exercised for gross proceeds of $0.36 million. The proceeds of these financings will be used to fund operational activities of the Company and for general working capital purposes.

Results of Operations

The Company’s loss for the second quarter of fiscal 2004 was $7.0 million, as compared to $1.0 million loss in the same quarter in fiscal 2003. The difference pertains to the acquisition premium paid for the Gibraltar Reclamation Trust Limited Partnership and general increase in activity due to the possible restart of the Gibraltar mine. This loss was mitigated by the amounts earned ($0.7 million) from contracting out the Company’s assay lab at the Gibraltar site.

Expenses in the second quarter of fiscal 2004 totaled $2.2 million, if the acquisition premium is factored out, which is a decrease from $3.4 million spent in the previous quarter and $1.1 million spent in the same period in fiscal 2003. The main expense during the quarter was $0.98 million on exploration (a decrease from $2.1 million spent in previous quarter). Of the $975,538 in exploration expenditures, $952,674 was spent on Gibraltar, $12,120 was spent on Prosperity and $10,744 was spent on Harmony. The expenditures include the cost of care and maintenance and exploratory drilling activities at Gibraltar, as well as routine ongoing costs for environmental monitoring, property assessment and claim fees, and mine planning studies for Prosperity and Harmony. The main exploration costs during the quarter was for site activities ($635,902) and mine planning ($295,455) at Gibraltar.

Administrative costs are similar to the previous quarter with the exception of shareholder communications costs, which increased significantly due to marketing related to the planned re-start of the Gibraltar mine, and consulting fees, which decreased because no new financings were undertaken and completed during the second quarter.

Related Party Transactions

Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia, is a private company with certain directors in common that provides investor relations, geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company pursuant to a December 1996 agreement. In the quarter ended March 31, 2004, Taseko and its subsidiaries paid $203,317 to HDI for services rendered as compared to $287,202 in the previous quarter. The decrease was primarily due to the decreased drilling activities of the Company.

Limited Partnership Financing Structures

In order to facilitate financing for mine re-start, refinery feasibility and other exploration work at Gibraltar, Taseko has sponsored the formation of several limited partnerships.

The Gibraltar Engineering Services Limited (“GESL”) Partnership was formed to conduct engineering and contract operation service support for a determination of the feasibility of the hydrometallurgical copper refinery process, developed by Cominco Engineering Services Limited (“CESL”) to be potentially used at Gibraltar and possibly, other similar copper deposits in British Columbia, owned by third parties, but which also produce copper in concentrate.

In January 2002, Taseko announced that it would acquire GESL Partnership, and acquired a 38% initial position in these assets, comprising primarily of technology rights, during fiscal 2002. In the third quarter

TASEKO MINES LIMITED QUARTERLY REPORT MARCH 31, 2004

of fiscal 2003, the Company acquired the remaining business of the GESL Partnership under a plan of arrangement. This transaction resulted in a reduction of certain liabilities by $3 million and consolidated the Company’s 100% ownership of the copper refinery engineering business held by the GESL Partnership.

On December 31, 2003, the Company announced that Gibraltar Reclamation Trust Limited Partnership (the “GRT Partnership”), an arm’s-length private Vancouver-based mining investment partnership, completed a financing to raise proceeds of $18.6 million to partially fund a possible re-start of the Gibraltar copper mine owned by a subsidiary of the Company, Gibraltar Mines Ltd. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar Mines Ltd to proceed towards possibly restarting the Gibraltar open pit copper mine. Gibraltar Mines Ltd, as its contribution to the Joint Venture, will contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”), which has allowed Gibraltar to access other funds previously held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership will be entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

In related agreements, the Company obtained the exclusive right (the “Purchase Option”) to purchase the GRT Partnership for a fixed price of 130% of the total amount of the net financing proceeds, which are actually contributed by the GRT Partnership to the QET (approximately 90% of the financing raised). The Purchase Option is payable in common shares of the Company valued at the prevailing market price of the Company’s shares at the time the Company decides to trigger the purchase, or the price can be paid in cash by the Company. The investors in the GRT Partnership also have the right to sell the GRT Partnership to the Company for the appraised value of the GRT Partnership, payable at the Company’s election in cash or in shares of the Company valued at the higher of the then-prevailing market (less a stated discount), and the undiscounted market price of the Company’s shares on December 31, 2003 (Cdn$2.15). The fixed price Purchase Option takes general precedence over the right to sell, and both of these purchase/put rights are only in effect during 2004 with Taseko’s call right in effect from March 1 and the GRT Partnership’s call right in effect from April 1. Any shares of the Company issued to acquire the GRT Partnership will be subject to applicable Canadian hold periods, ending no later than April 30, 2004 and will not be registered or eligible for resale in the United States. To facilitate the start-up transactions, certain Directors and Officers of the Company have personally guaranteed certain obligations to third parties on behalf of the Company to the extent of $4.5 million inclusive of a pledge of a cash deposit of $2 million. In consideration of the guarantee, subject to TSX Venture Exchange acceptance, they will receive compensation equal to 10% of the amount guaranteed, payable in shares of the Company.

If the GRT Partnership elected to exercise these put rights and sell the GRT Partnership to the Company, the Company would be obliged to issue, for example, approximately 8.7 million shares valued at Cdn$2.15 each, assuming the value of the GRT Partnership is basically the same at the time of the put as the cash that was invested in it within the previous year. Hunter Dickinson Group Master Trust (“HDG MT”), a non-arm’s length party to the Company, participated as an investor in the GRT Partnership as to $1,300,000. Hunter Dickinson Group Master Trust is a trust for certain families of persons who are directors of the Company and other companies associated with it (excluding Messrs. Milner and Coughlan).

In March 2004, the Company issued 7,967,742 common shares (of which 556,226 were issued to HDG MT) at $2.79 per share for total consideration of $22.23 million to acquire all of the units of the GRT Partnership.

TASEKO MINES LIMITED QUARTERLY REPORT MARCH 31, 2004

Cautionary Note to US Investors Concerning Estimates of Inferred Resources

This section may use the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will even be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.